WADDELL & REED INVESTED PORTFOLIOS

6300 LAMAR AVENUE

P. O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

March 9, 2010

Securities and Exchange Commission

Attn: Frank Dalton

100 F Street NE

Washington DC 20549

Re:	Waddell & Reed InvestEd Portfolios (Registrant)
File Nos. 811-10431 and 333-64172/CIK #1141323

As requested, please find attached the Waddell & Reed InvestEd Portfolios Prospectus and Statement of Additional Information as filed in the 485a filing on March 1, 2010.

If you have any questions or comments concerning the foregoing, please contact me at 913-236-1923.

Very truly yours,

/s/ Kristen A. Richards

Kristen A. Richards

Vice President, Associate General Counsel

and Assistant Secretary